UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. ___)*

Lucas GC Limited

(Name of Issuer)

Ordinary shares, par value US$0.000005 per share

(Title of Class of Securities)

G57037106

(CUSIP Number)

September 30, 2024

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No.	G57037106

1	Names of Reporting Persons
51job, Inc.
2	Check the appropriate box if a member of a Group (see instructions)
(a) ☐ (b) ☐
3	SEC Use Only

4	Citizenship or Place of Organization
Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power
14,498,220(1)
	6	Shared Voting Power
0
	7	Sole Dispositive Power
14,498,220(1)
	8	Shared Dispositive Power
0
9	Aggregate Amount Beneficially Owned by Each Reporting Person
14,498,220 (1)
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
☐
11	Percent of class represented by amount in row (9)
18.2%(2)
12	Type of Reporting Person (See Instructions)
CO

(1)	Represents the 14,498,220 ordinary shares of Lucas GC Limited (the “Issuer”) held directly by 51job, Inc.
(2)	Calculated based on 79,563,300 outstanding ordinary shares of the Issuer as reported in the Issuer’s annual report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on April 29, 2024.

SCHEDULE 13G

CUSIP No.	G57037106

1	Names of Reporting Persons
Rick Yan
2	Check the appropriate box if a member of a Group (see instructions)
(a) ☐ (b) ☐
3	SEC Use Only

4	Citizenship or Place of Organization
Hong Kong SAR, People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power
14,498,220(3)
	6	Shared Voting Power
0
	7	Sole Dispositive Power
14,498,220(3)
	8	Shared Dispositive Power
0
9	Aggregate Amount Beneficially Owned by Each Reporting Person
6,582,192(4)
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
☐
11	Percent of class represented by amount in row (9)
8.3%(5)
12	Type of Reporting Person (See Instructions)
IN

(3)	Represents the 14,498,220 ordinary shares of the Issuer held directly by 51job, Inc. Rick Yan indirectly holds approximately 45.4% of the shares and 62.8% of the voting power in 51job, Inc.
(4)	Represents Rick Yan’s 45.4% share in the 14,498,220 ordinary shares of the Issuer held directly by 51job, Inc.
(5)	Calculated based on the 6,582,192 ordinary shares of the Issuer beneficially owned by Rick Yan and 79,563,300 outstanding ordinary shares of the Issuer as reported in the Issuer’s annual report on Form 20-F filed with the SEC on April 29, 2024.

Item 1.

(a)           Name of Issuer:

Lucas GC Limited

(b)           Address of Issuer’s Principal Executive Offices:

Room 5A01, 4th Floor, Air China Building, Xiaoyun Road, Sanyuanqiao, Chaoyang District, Beijing 100027, People’s Republic of China

Item 2.

(a)	Name of Person Filing:

51job, Inc.

Rick Yan

(collectively, the “Reporting Persons”)

(b)	Address of Principal Business Office or, if None, Residence:

The address of principal business office of the Reporting Persons is Tower T6, Crystal Plaza, Jiang Yao Road, Pudong, Shanghai 200126, People’s Republic of China.

(c)	Citizenship:

51job, Inc. is an exempted company with limited liability incorporated under the laws of the Cayman Islands.

Rick Yan is a citizen of Hong Kong Special Administrative Region of the People’s Republic of China.

(d)	Title and Class of Securities:

Ordinary shares, par value US$0.000005 per share

(e)	CUSIP No.:

G57037106

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act;

(b)	☐	Bank as defined in Section 3(a)(6) of the Act;

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act;

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

(j)	☐	A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____

Item 4.	Ownership

The information required by Item 4(a) – (c) is set forth in Rows 5-11 of the cover page hereto for each Reporting Person and is incorporated herein by reference for each such Reporting Person.

The percentage in Row 11 is calculated based on a total of 79,563,300 outstanding ordinary shares of the Issuer as reported in the Issuer’s annual report on Form 20-F filed with the SEC on April 29, 2024.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of more than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person.

Not applicable.

Item 8.	Identification and classification of members of the group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 4, 2024

51job, Inc.

By:	/s/ Rick Yan
Name:	Rick Yan
Title:	Director

Rick Yan

/s/ Rick Yan

EXHIBIT INDEX

Exhibit	Description of Exhibit
99.1	Joint Filing Agreement